Exhibit 21.1

List of Subsidiaries

Subsidiary	State of Incorporation	Doing Business AS

Homeland Security Strategies, Inc.	Delaware	Homeland Security Strategies, Inc.
Homeland Security Strategies of California, Inc.	California	Homeland Security Strategies of California, Inc.
Homeland Security Strategies of Florida, Inc.	Florida	Homeland Security Strategies of Florida, Inc
Homeland Security Strategies (UK), Ltd.	London, UK	Homeland Security Strategies (UK), Ltd.
HSS Express Funds, Inc.	New York	HSS Express Funds, Inc.